Exhibit 99.1

Silvercorp Acquires 70% Interest in the Tulkubash/Kyzyltash Gold Projects, Kyrgyzstan

VANCOUVER, BC, Jan. 20, 2026 /CNW/ - Silvercorp Metals Inc. (TSX: SVM) ("Silvercorp" or the "Company") is pleased to report that it has signed a Share Purchase Agreement with Chaarat Gold Holdings Limited ("Chaarat") and a Cooperation Agreement with the National Investment Agency under the President of the Kyrgyz Republic (the "NIA"). Pursuant to these agreements, the Company will acquire a 70% interest in Chaarat ZAAV CJSC ("ZAAV"), which holds a 100% interest in the mining license (~7 square kilometres) hosting the fully-permitted Tulkubash/Kyzyltash gold projects as well as surrounding exploration licenses (27.42 square kilometres) hosting the Karator and Ishakuld gold zones (the "Projects") located in the Tian Shan area of the Kyrgyz Republic for cash consideration of US$162 million (the "Transaction").

Additionally, the Company, through its wholly-owned subsidiaries, entered into a Share Purchase and Shareholders Agreement ("Shareholders Agreement") with Kyrgyzaltyn (a wholly-owned subsidiary of the Kyrgyz Republic). This agreement states that upon completion of the acquisition of ZAAV, it will be converted into a joint venture company ("JVC") between Silvercorp and Kyrgyzaltyn. Silvercorp will hold a 70% interest and be the operator of the JVC and Kyrgyzaltyn will hold a 30% free-carried interest.

As part of the Cooperation Agreement, NIA will receive $70 million cash in two staged payments: 1) payment of $60 million upon the Kyrgyz Government issuing a waiver of its statutory pre-emptive right on the Projects and an extension of the validity period of the JVC's mining license from June 25, 2032 to June 25, 2062, and 2) $10 million cash payment after certain other milestones are achieved. Per the Share Purchase Agreement, Chaarat will receive a $92 million cash payment from Silvercorp conditional upon receipt of the Kyrgyz Government waiver. Now that the Kyrgyz Government has issued a Waiver for its pre-emptive right, Silvercorp will proceed to make the payment to Chaarat for closing.

The JVC envisages a two-phase development plan for the Tulkubash/Kyzyltash gold projects per the Cooperation Agreement and the Shareholders Agreement:

Phase 1 Development of Tulkubash1 (2026-2028): Silvercorp will commit to invest US$150 million for construction of a 4 million tonnes of ore per year open-pit mine/heap leach operation for the oxidized gold ore from the Tulkubash field using the Bankable Feasibility Studies completed by Tetra Tech (Joint Ore Reserves Committee ("JORC") Code standard) in 2018, expertized and localized for Kyrgyzstan by Ken Too (Bishkek) in 2020, and further improved (JORC Code standard) in 2021 by a South African firm, LogiProc with support from Ausenco's Canadian branch; once in production in 2027-2028, the Tulkubash field is expected to produce approximately 110,000 oz of gold annually for 3-4 years. Additionally, if the Karator exploration license is converted into a mining license in 2026, the open pit/heap leach operation could be extended for at least 2 years.

Phase 2 Development of Kyzyltash 1 (2028-2031): approximately US$400 million in investment to develop the Kyzyltash sulfide deposit into a 3 to 4 million tonnes per year open pit/underground mine, plus flotation, bacterial oxidization ("BIOX") and carbon in leach ("CIL"), based on a 2016 pre-feasibility study (Non NI-43-101 standard) by China's NERIN design institute. Once in production, the Kyzyltash sulfide deposit could produce approximately 190,000 to 230,000 oz of gold annually for over 18 years, starting from 2031.

Dr. Rui Feng, Silvercorp Chair and CEO said: "We are pleased to develop these Projects, the largest undeveloped gold deposits in the West Tien Shan gold belt. All interests are aligned for us to bring the Projects into production. With our 20 years of mining expertise and financial strength, we are confident Silvercorp and Chaarat's well-established local team can work with our Kyrgyz partner to advance ahead on the Projects and unlock value for all stakeholders and shareholders."

The addition of the Tulkubash/Kyzyltash gold projects to our growing portfolio aligns with our strategic objectives of diversifying and growing our asset base by adding a third jurisdiction, and will position us to benefit from gold's strong fundamentals.

Silvercorp will use its cash and short-term investments currently on hand to make the payment for the acquisition and the remaining cash on hand after the acquisition, as well as cash flow from our current operations and financing capacity, will be sufficient to advance the Tulkubash/Kyzyltash projects through the Phase 1 Development.

The Tulkubash / Kyzyltash  Gold Projects

The Tulkubash/Kyzyltash Gold Projects are located approximately 490 km by road southwest of Bishkek. The first 360 km from Bishkek to the mine site is on paved roads, followed by ~130 km of graded gravel road to the site.

Antimony-gold mineralization was identified by Soviet era geologists in the early 1970s. The exploration license was acquired by Apex Asia, which then formed a Joint venture with Newmont in 1997. Newmont completed an IP survey and drilled 7 holes and made a discovery. Newmont left Kyrgyzstan in 2000. The Project License was acquired by Chaarat in 2002.

Since 2002, Chaarat has spent $174 million on the Projects: $77 million on drilling, $40 million on operating expenses, $36 million on studies by independent consultants, and $22 million on construction of a road, camp, and other facilities. Chaarat was a London AIM-listed public exploration and development company until the fall of 2024.

A total of 188,000 metres ("m") of drilling has been performed on the Tulkubash/Kyzyltash Gold Projects, including 80,500 m on the Kyzyltash sulfide zone up to 2013, and 107,500 m on Tulkubash up to 2023. Since 2014, all the exploration drilling work and most engineering study work by outside consultants has been focused on defining mineral reserves/resources and creating a development plan for the oxidized gold ore from Tulkubash.

At Karator, 14 drill holes drilled in 2021 and 2023 discovered extensive oxidized gold material near surface and in 2025, approximately 9,000 m of in-fill and step out diamond drilling was completed, which could form a resource base to convert the exploration license to a mining license. Assay results for 2025 drill holes are pending.

Historical Mineral Resource Estimates 1

A series of resource and reserve estimates were completed at different times for Tulkubash, Kyzyltash and Karator:

1) SRK Consulting (South Africa), 2009 for Kyzyltash resource estimation, an indicated resource of 1.47 million oz gold at 4.15 grams/tonne ("g/t"), plus an inferred resource of 1.663 million oz gold at 4.21 g/t. Using a 2 g/t cut-off gold grade.

2) Wardell Armstrong International (UK), 2012 for Kyzyltash, an indicated resource of 2.54 million oz gold at 4.3 g/t plus an inferred resource of 1.754 million oz gold at 3.95 g/t, and for Tulkubash, measured and indicated resource of 0.21 million oz gold at 2.9 g/t and an inferred resource of 0.29 million oz gold at 2.99 g/t.

3) GeoSystem International (Florida), 2014 resource estimate (JORC Code Standard) for Tulkubash and Kyzyltash as follows:

•	Tulkubash: measured and indicated resource of 0.856 million oz gold at 1.36 g/t, and an inferred resource of 0.1 million oz gold at 1.37 g/t, at a 0.5 g/t cut-off grade.
•	Kyzyltash: measured and indicated resource of 6.016 million oz gold at 2.57 g/t and 18.7 million oz silver at 8 g/t, and an inferred resource of 1.185 million oz gold at 2.47 g/t for and 3.22 million oz silver at 6.7 g/t, using a 1 g/t cut-off grade.
•	Combining Tulkubash and Kyzyltash, total measured and indicated resource of 6.0 million oz gold at 2.56 g/t and 18.7 million oz silver at 6.3 g/t, and an inferred resource of 1.264 million oz gold at 2.49 g/t and 4.1 million oz silver at 5.9 g/tr, using a 1 g/t cut-off gold grade.

4) Tetra Tech (UK), 2018 Bankable feasibility study (JORC Code standard), Tulkubash: measured and indicated resource of 1.414 million oz gold at 1.13 g/t, and an inferred resource of 0.091 million oz gold at 0.62 g/t. Proven and probable reserve was 0.468 million oz gold at 0.91 g/t, using a 0.3 g/t cut-off gold grade.

5) LogiProc (South Africa), 2021 Bankable feasibility study (JORC Code standard), Tulkubash: measured and indicated resource of 0.789 million oz gold at 0.86 g/t, and an inferred resource of 0.388 million oz at 0.56 g/t. Probable reserve of 0.571 million oz gold at 0.85 g/t using 0.21 g/t cut-off grade for open pit and heap leaching operation.

6) Dimitar Dimitrov estimated in 2024 (JORC Code standard) that Karator contains measured and indicated resource of 0.077 million oz gold at 0.96 g/t, plus inferred resource of 0.130 million oz at 0.97 g/t of oxidized materials at 0.21 g/t cut-off grade

Mineral Resource Estimates by Silvercorp

The Company has also prepared an internal mineral resource estimate in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (''NI 43-101'') for both Tulkubash and Kyzyltash as shown in the following tables, the result for Tulkubash, the Company's estimate is comparable to above historical estimates. For Kyzyltash, Silvercorp's result is similar to the estimates by GeoSystem in grades but less in resources:

Tulkubash Pit Constrained Mineral Resource Estimate

Category	Tonnes (Mt)	Au Grade (g/t)	Ag Grade (g/t)	Contained Au (koz)	Contained Ag (koz)
Measured	7.35	1.61	1.38	380.5	327.0
Indicated	1.28	1.99	1.45	81.7	59.6
Total M+I	8.63	1.67	1.39	462.2	386.6

Notes:

1.	The effective date of the resource is October 2025.
2.	The qualified person (as defined in NI 43-101) for the purposes of the MRE is Lei Xue, P. Geo., Resource Geologist for the Company
3.	Grade estimation completed via Inverse Distance Weight method, within block model with a parent block size of 10 m x 10m x 10 m and minimal sub-blocking of 1m.
4.	Mineral Resources are constrained by Resource shell defined as per $1,800/oz gold price, applied variable recovery estimations and a cut-off grade 0.21 g/t Au.
5.	Mineral Resources are not Mineral Reserves and do not demonstrate economic viability.
6.	Numbers may not sum due to rounding.

Kyzyltash Mineral Resource Estimate

Category	Tonnes (Mt)	Au Grade (g/t)	Ag Grade (g/t)	Contained Au (Koz)	Contained Ag (Koz)
Measured	3.27	2.58	7.94	271.2	836.0
Indicated	47.04	2.43	8.96	3,670.7	13,548.8
Total M+I	50.31	2.44	8.89	3,941.9	14,384.8
Inferred	21.36	2.30	8.66	1,576.8	5,947.9

Notes:

1.	The effective date of the reported Resource is October 2025.
2.	The qualified person (as defined in NI 43-101) for the purposes of the MRE is Lei Xue, P. Geo., Resource Geologist for the Company
3.	Grade estimation completed via Inverse Distance Weight method, within block model with a parent block size of 10 m x 10 m x 10 m and minimal sub-blocking of 1m.
4.	Applied cutoff grade of 1.0 g/t Au.
5.	Mineral Resources are not Mineral Reserves and do not demonstrate economic viability.
6.	Numbers may not sum due to rounding.

Metallurgical Studies1

Extensive metallurgical studies were also completed on the Tulkubash/Kyzyltash Gold Projects.

Tulkubash Oxide Material Recovery Tests

The metallurgical studies, done on Tulkubash oxide material are systemized in four metallurgical reports, including: 1) RDI Metallurgical Report, October 2014, 2) Wardell Armstrong Metallurgical Report, 2017, which tested 23 composite samples, 3) McClelland Laboratories Report, July 2018, bottle roll tests on 44 oxide and transitional composite samples, and 4) ALS Report, 2019, tested cyanide leachability of 22 composite and fully characterized the Tulkubash material as amendable to heap leach and CIL options.

The Heap Leaching process flow sheet is well tested and confirmed as a viable processing option for Tulkubash oxide material, with gold recovery of 74 to 76%.

Kyzyltash Sulfide Material Recovery Test 1

Several metallurgical studies addressing Kyzyltash refractory gold mineralization were conducted, including 1) Resource Development Inc (RDI), 2004 & 2005, 2) Mintek (South Africa), 2009, 3) SGS South Africa, 2011, 4) Mintek (South Africa), 2012, 5) Wardell Armstrong Metallurgical, 2012, 6) BGRIMM (Beijing), 2013, 7) RDI, 2014, 8) John Marsden, 2020, and 9) SGS-Lakefield, 2022.

Based on these studies, the most economically-effective and highest recovery flowsheet would be flotation of sulfide, then processing the sulfide concentrate using BIOX, and followed by CIL to produce gold doré with a total gold recovery rate of 82 to 88%.

Pre-Feasibilty and Feasibility Studies

2016 NERIN study1:

China NERIN Co. Ltd issued two reports for the development of Tulkubash and Kyzyltash, the "Nerin Chinese FS Report October 2015" and the "Nerin Chinese FS Report Exec Summary and Optimisation May 2016", which are the equivalent of Preliminary Economic Assessment plus level studies. The NERIN reports contemplated constructing Tulkubash and Kyzyltash simultaneously as standalone projects at an estimated capital cost of over $500 million and annual gold production over 200,000 oz.

The Tulkubash oxidized ore would be mined via an open pit, with gold being recovered using a heap leaching operation with a gold recovery rate of 75% and a production rate of approximately 3 million tonnes of ore per year during the first 3.5 years.

The Kyzyltash sulphide deposit would be mined by the open pit and underground mining methods, with gold being recovered through flotation, BIOX and CIL leaching plants with a total gold recovery rate of 77.4% at 3 to 4 million tonnes of ore per year for a further 14.5 years, starting from the 4th year in production, leading to a total mine life of 18 years to recover approximately 3.6 million oz of gold.

Tulkubash  Open Pit/Heap Leach Operation

Since 2014, all the exploration drilling work and most engineering study work by outside consultants have been focused on defining mineral reserves/resources and development of a plan for the oxidized gold ore from the Tulkubash field.

Bankable Feasibility Study by Tetra Tech (UK) in 20181.

The 2018 Bankable Feasibility study by Tetra Tech (UK) on Tulkubash was prepared based on the JORC Code. According to the study, the Tulkubash oxidized ores would be mined by open pit mining method at 13,500 tonnes per day or 4.0-4.8 million tonnes per year. Gold will be recovered using heap leach with absorption, desorption, and refining (ADR) operation. Gold recovery rate is 75% to produce approximately 110,000 oz of gold per year for 3.75 years. The estimated initial capital cost was $122 million, total life of mine operating cost of $16.32 per tonne, total strip ratio of 4.1 for 16 million tonnes of reserve, based on a $1300 per oz gold price.

Bankable Feasibility Study by LogiProc in 20 211.

The 2021 Bankable Feasibility study for Tulkubash by LogiProc (South Africa) with support from Ausenco's Canadian branch on heap leach design was prepared based on the JORC Code. The mine plan calls for 4.92 million tonnes of ore per year with a life of mine average strip ratio of 2.59 (tonne/tonne). Gold will be recovered using heap leach with an absorption, desorption, and refining (ADR) operation. Gold recovery rate is 73.6% to produce approximately 100,000 oz of gold per year for 4+ years. The estimated initial capital cost was $115 million, total life of mine operating cost of $13.6 per tonne, total strip ratio of 2.6 for 20 million tonnes of reserve, based on a $1800 per oz gold price.

Local Adaptation and Expertization by Qualified Person in Kyrgyzstan

Local adaptation and legalisation is required in Kyrgyzstan for foreign or externally developed designs and technical documentation to comply with national standards before they can be implemented. "Local adaptation" relates to the work performed by local Qualified Persons. "Legalisation" refers to the approval provided by the Kyrgyz Government. In this process the Government issues "expertise approvals" or "Expertization" once they are satisfied with the adaptation work submitted for their review.

So far, the detailed designs for the heap leach, open pit mine and waste dump, and related environmental work related to the 2018 Tetra Tech Bankable Feasibility study have completed "Local Adaptation" and "Expertization". However, the detailed designs for the 2021 LogiProc study, such as the heap leach design by Ausenco, have not completed a "Local Adaptation" and Expertization".

Plan for Next Steps

Upon completion of the acquisition, the Company will 1) engage the independent engineering firm to update the 2021 feasibility study report in accordance with NI 43-101 on the Tulkubash Open Pit/Heap Leach Operation, 2) pursue Local Adaptation and Expertization of the 2021 LogiProc Bankable Feasibility Study to Kyrgyz National Standards and obtain other necessary permits for construction based on the most recent designs, 3) local team building, and 4) engage experienced mining and construction contractors for the development of the Tulkubash Open Pit/Heap Leach Operation. Meanwhile, Silvercorp will engage independent engineering firms to work on a preliminary economic assessment study for Kyzyltash and to carry out more definitive drilling in preparation for a feasibility study.

Qualified Person:

This news release has been reviewed and approved by Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company who is the designated qualified person for the Company.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

Notes

1.	As at the date of this news release, a qualified person has not completed sufficient work to classify this historical estimates as current mineral resources or mineral reserves in accordance with NI 43-101 and Silvercorp is not treating the historical estimates as current mineral resources or mineral reserves. In order to verify the historical estimates, the Company needs to engage a qualified person to review the historical data, review any work completed on the Projects since the date of the estimate and complete a new technical report. Silvercorp views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company's future plans with respect to the Projects.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release does not constitute, and is not, an offer or solicitation of an offer of securities.

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding the anticipated benefits of the Transaction, the strategic rationale for the Transaction, the timing of payments in connection with the Transaction, anticipated receipt of approvals, extension of mining licenses and milestones, the ability of the parties to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the Transaction, the development plan for the Tulkubash/Kyzyltash gold projects, the Company's plan for next steps, and any anticipated benefits to shareholder value or financial or operational performance that may be derived therefrom. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; completion and timing of the transactions described above; satisfaction of the conditions to the transactions; extension of mining licenses and milestones recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's latest 40-F/Annual Information Form, and Management's Discussion and Analysis, each under the heading "Risk Factors" available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). There are references to historical resource estimates in this news release that were prepared in accordance with the requirements of the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia that are strictly historical in nature and should not be relied on. Silvercorp's reserve and resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.

Australian standards and Canadian standards each differ significantly from the disclosure requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC. A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company including Silvercorp's Annual Information Form can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca , on EDGAR at www.sec.gov , and on the Company's website at www.silvercorpmetals.com.